November 26, 2008

Ms. Angela J. Crane
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Comment letter dated October 30, 2008 regarding Given Imaging Ltd. Form 20-F for the fiscal year ended December 31, 2007.

VIA EDGAR

Dear Ms. Crane:

I am writing in response to your letter dated October 30, 2008, setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 0-33133) for Given Imaging Ltd. (“Given” or “the Company”). For your convenience, we have reproduced below the full text of each of the Staff’s comments together with our responses.

In addition, we acknowledge to the Staff that:

•	Given is responsible for the adequacy and accuracy of the disclosures in our filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	Given may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Form 20-F for the year ended December 31, 2007

Notes to Consolidated Financial Statements, page F-9

Note 1. Organization and Summary of Significant Accounting Policies, page F-9

R. Allowance for Product Warranty, page F-16

1.	In future filings please revise to provide the disclosure requirements of paragraph 14 of FASB Interpretation No. 45, as it relates to your product warranties.

Response:

The Company provides standard product warranties for workstations and data recorders sold to end users customers as well as warranties for data recorders sold to distributors (see discussion in response to comment 3 below for a discussion on workstation warranties to distributors). Sales of these products comprised less than 15% of the Company’s revenues in 2006 and 2007, and, excluding sales of workstations to distributors (which do not generate any warranty obligation for the Company), the Company’s exposure to warranty claims is very limited. Historically, actual warranty costs with respect of workstations and data recorders sold to end users customers and distributors were negligible (less than $0.3 million per year). As a result, and being aware of the required disclosure under paragraph 14 of FASB Interpretation No. 45, the Company does not believe that this disclosure was material for the financial statements as a whole and therefore did not include such disclosure. In future filings the Company will disclose that product warranties are offered. The Company will continue monitoring warranty costs and will either disclose the warranty obligation amounts or state that they are immaterial.

Note 8. Commitments and Contingencies, page F-21

A. Office of the Chief Scientist (“OCS”) Grants, page F-21

2.
We note in December 2007 that you made a $4.8 million early repayment of your outstanding royalty obligations and accrued interest to OCS. Please tell what period these royalty obligations and accrued interests were for and why the $4.8 million early repayment expense in the fourth quarter 2007 was appropriate.

Response:

In general, repayment of OCS grants received is contingent upon future revenues derived from products incorporating the know-how developed using such OCS grants. During the course of its participation in the OCS program, initially the Company did not include a liability in its financial statements relating to the repayment of the OCS grants since it had no certainty whether its program would be successful and whether it would eventually be required to pay royalties to the OCS. Once revenue was derived from products developed under the OCS program, the Company accrued a royalty liability related to such revenue and paid the associated royalties to the OCS in accordance with the terms of the program. This accounting treatment is accepted practice by many other Israeli companies and is in compliance with Staff guidance with respect to Israeli OCS arrangements as stated in the International Reporting and Disclosure Issues In the Division of Corporation Finance issued on October 1, 2003.

In the fourth quarter of 2007, the Company terminated its participation in the OCS program by obtaining OCS formal approval for such termination and settling the un-remitted future royalties by paying $4.8 million representing the amount of the original OCS grants less royalties paid to date plus interest. The Company paid the amounts as agreed with the OCS by the end of 2007 and received the OCS confirmation in writing that the Company’s remaining commitment was extinguished.

Based on the above, the Company believes that recording the $4.8 million as an expense and presenting it as a one time item in the Cost of revenues line item in its consolidated financial statements for the fourth quarter of 2007 is appropriate.

Note 12. Revenues, page F-32

3.
We note that the “Given system” consists of three components; the disposable capsules, the workstation and the data recorder. To assist us in understanding your revenue recognition for the sale of these systems, please address the following:

•	Clarify whether you defer revenue until all of the components are delivered for your capital equipment component.

•	Explain if either the equipment or the disposable product can be purchased by the customer from other vendors or if they have to be purchased from you or your distributors.

•
Explain the purchase and pricing options available to your customers. For example if contracts set forth fixed prices for purchases of disposable products and if the equipment is ever sold or loaned in connection with a contract that requires minimum purchases of disposable products by the customer. Consider SAB 104 when drafting your response as applicable.

•
We note on page 35, that you replace older equipments with newer versions at a “reduced price or a no charge.” Please describe the material terms of these promotional activities and support that your accounting is in accordance with U.S. GAAP. Refer to EITF 01-09 in your response.

•	Describe the primary terms of your arrangements with distributors, including payment, price protection, return, exchange, and other significant terms.

Response:

The company derives revenue from the following product sales:
a)	An initial sale to an end user customer which includes all three components of the Company’s system (i.e. the disposable capsules, the workstation and the data recorder);
b)	Sales of disposable capsules to end user customers who previously purchased the capital equipment components (i.e. the workstation and the data recorder); and
c)	Sales to distributors of the disposable capsules, workstations and data recorders under distribution agreements.

The company recognizes revenue for the above type of sales upon delivery of the products in accordance with the guidance of SAB 104 and when all the following criteria are met:
a)	persuasive evidence of an arrangement exists (either in a contract or a purchase order arrangement);
b)	delivery has occurred;
c)	the price is fixed or determinable; and
d)	collection is reasonably assured.

In all cases, revenue is not recognized by the Company upon an initial sale to an end user customer until all capital equipment components of the arrangement have been delivered.

Below we address your specific points with regards to revenue recognition:

•
The Company confirms that it recognizes revenue only when all components of capital equipment have been delivered such that the physician may then use the diagnostic capsule and operate the system as a whole.
Customers who already have the capital equipment components of the Given System may continue to purchase capsules. When only capsules are purchased, revenue is recognized upon delivery of the capsules.

•	Given Imaging and its authorized distributors are the only sources for the Given System (capital equipment) and the disposable PillCam. No other vendors have the ability to supply these components.

•	Customers of Given Imaging have the option to acquire the capital components of the Given System either by:
a)	outright purchase on standard payment terms; or,
b)	through an installment program in which the Company invoices the capital portion of the purchase price in equal installments over an 18 to 24 month period.
Outright purchases on standard payment terms are accounted for as revenue, as noted above, when the four criteria of SAB 104 have been satisfied.
With respect to the installment program, it should be noted that a very small portion of the Company’s sales are derived from the installment purchase option (less than 5% of capital equipment sales in recent years). Revenue derived from these types of installment sales is deferred and recognized on a straight line basis over the period of the installments due to the existence of volume commitments by the customer to purchase consumable product in order to sustain the installment program.
For purchases of disposable products independent of capital equipment, fixed prices exist for each customer.

•
Given Imaging occasionally provides capital equipment upgrades to existing customers at a reduced price or for no charge as part of a promotional offering. The terms of these agreements typically require the one time purchase of an amount of consumable product at the same time. The Company follows the guidance of EITF 01-09; specifically the accounting guidance discussed in Issue 1 and 4, paragraph 10 and Example 4 on Issue 1 of this EITF as these are incentives offered voluntarily by the Company as a result of a single exchange transaction. As required by this EITF, the Company records the cost of the equipment provided at a reduced price or for no charge as expense presented as part of cost of revenue in its financial statements. The above promotions do not commit the Company to providing future discounts, rebates or supplying other products based on a volume commitment. Thus the provisions of EITF 01-09 requiring a deferral of revenue are not applicable. We also note that these promotions do not result in a loss on the entire sale of the products (both capital equipment and capsules under a given promotion). The Company will continue to review its promotional offerings to insure that any resulting accounting treatment complies with EITF 01-09.

•	Primary terms of arrangements with distributors are as follows:
o	Terms of payment are usually current plus 30 to 90 days to most distributors.

o	Payment is generally guaranteed by a bank guarantee or by a letter of credit.
o	Sales are final, and no right of return or right of exchange is granted under any circumstances.
o
The Company does not provide any price protection. Sale prices to distributors are in accordance with the respective distribution agreement and are negotiated in advance for the duration of the distribution agreement.

o
Except for sales to distributors operating in EC countries, Japan and Australia/New Zealand, all sales to distributors are denominated in US dollars. Sales to distributors in the above mentioned regions are denominated in Euro, JPY and AUD, respectively.

o	Risks relating to products (other than warranty) are generally transferred upon shipment.
o	Distributors are granted a standard one year warranty for the recorder kit only. The back-to-back warranty provided by the manufacturer of the workstations is assigned to the distributors.

4.
If revenues derived from any particular foreign country are material, revise future filings to disclose the name of the country and the amount of revenue from the country. Refer to paragraph 38(a) SFAS 131.

Response:

The United States is the only country for which revenues derived were material in the period covered by the Company’s Annual Report for the year ended December 31, 2007. Future filings will be revised to disclose the name of the country and the amount of revenues from each country from which the Company derives material revenues.

Certifications

4.
We note you indicate that you designed the internal control over financial reporting “… to provide reasonable assistance regarding the reliability of financial reporting …” in paragraph 4.b of the certification required by Exchange Act Rule 12a-14(a). The required certifications must be in the exact form prescribed; the working of the required certifications may not be changed in any respect, except as otherwise indicated in Commission statements or staff interpretations. In future filings, please revise this paragraph to read “…to provide reasonable assurance regarding the reliability of financial reporting …” Refer to the General Instructions to Form 20-F.

Response:

In future filings, the relevant paragraph will be revised in accordance with the Staff's comment.

* * * *

Please contact me at 011-972-4-909 7791 with any further questions or comments.

Sincerely,

/s/ Yuval Yanai

Yuval Yanai
Chief Financial Officer